UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Grupo Aeroportuario del Pacifico Announces Results for the Fourth Quarter of 2025

GUADALAJARA, Mexico, Feb. 23, 2026 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) reports its consolidated results for the fourth quarter ended December 31, 2025 (4Q25). Figures are unaudited and prepared following International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Summary of Results 4Q25 vs. 4Q24

  The sum of aeronautical and non-aeronautical services revenues increased by Ps. 911.4 million, or 12.8%. Total revenues increased by Ps. 267.1 million, or 2.8%.
  Cost of services increased by Ps. 426.8 million, or 28.1%.
  Income from operations increased by Ps. 322.1 million, or 8.4%.
  EBITDA increased by Ps. 357.3 million, or 7.5%, an increase from Ps. 4,757.0 million in 4Q24 to Ps. 5,114.3 million in 4Q25. EBITDA margin (excluding the effects of IFRIC-12) went from 66.9% in 4Q24 to 63.8% in 4Q25.
  Comprehensive income decreased by Ps. 781.1 million, or 34.3%, from an income of Ps. 2,274.3 million in 4Q24 to an income of Ps. 1,493.3 million in 4Q25.

Company’s Financial Position:

During the 4Q25, total aeronautical revenues increased compared to 4Q24, primarily driven by the implementation in Mexico of the airport tariffs approved for the 2025–2029 period, as well as the opening of new routes. This effect was partially offset by the decrease in passenger traffic in Jamaica, resulting from the impact of Hurricane Melissa on the island in October 2025. Montego Bay Airport was affected, sustaining damage to the terminal building, equipment, and operational areas. As a precautionary measure, the airport suspended operations on October 26, 2025, resuming them on November 1. Kingston Airport experienced minor impacts and only required the preventive closure of its facilities on October 25, resuming regular operations on October 29. The recovery of passenger traffic in Jamaica will largely depend on the pace of restoration of the country’s hotel and tourism infrastructure.

As of December 31, 2025, the Company reported a financial position of Ps. 10,453.2 million in cash and cash equivalents.

Passenger Traffic

During 4Q25, the 14 airports operated by GAP recorded a decrease of 139.6 thousand total passengers, representing a 0.9% decrease compared to 4Q24.

During this period, the following new routes were inaugurated:

Domestic:

Airline	Departure	Arrival	Opening date	Frequencies
Volaris	Guadalajara	Zihuatanejo	November 2, 2025	4 weekly
Volaris	Guadalajara	Puebla	November 2, 2025	2 daily
Volaris	Guadalajara	Villahermosa	November 2, 2025	1 daily
Volaris	Guadalajara	Durango	November 3, 2025	3 weekly

Note: Frequencies can vary without prior notice.

International:

Airline	Departure	Arrival	Opening date	Frequencies
Volaris	Guadalajara	Bogota	November 4, 2025	2 weekly
Air Canada	Guadalajara	Toronto	November 4, 2025	3 weekly
Porter	Puerto Vallarta	Toronto	November 14, 2025	3 weekly
Copa	Los Cabos	Panama City	December 4, 2025	3 weekly
WestJet	Montego Bay	Quebec	December 6, 2025	1 weekly
WestJet	Guadalajara	Calgary	December 7, 2025	2 weekly
Air Transat	Guadalajara	Montreal	December 13, 2025	2 weekly
Porter	Puerto Vallarta	Ottawa	December 13, 2025	2 weekly
Flair	Montego Bay	Toronto	December 14, 2025	2 weekly
Aeroméxico	Guadalajara	Seattle	December 18, 2025	1 daily
Porter	Puerto Vallarta	Hamilton	December 18, 2025	2 weekly
Wingo	Montego Bay	Bogota	December 18, 2025	2 weekly
Delta	Los Cabos	Austin	December 20, 2025	1 daily
Frontier	Puerto Vallarta	Atlanta	December 20, 2025	1 weekly
Frontier	Los Cabos	Atlanta	December 20, 2025	1 weekly
Frontier	Los Cabos	Las Vegas	December 20, 2025	1 weekly

Note: Frequencies can vary without prior notice.

Domestic Terminal Passengers – 14 airports (in thousands):

Airport	4Q24	4Q25	Change	2024	2025	Change
Guadalajara	3,159.8	3,432.8	8.6%	11,939.5	12,727.9	6.6%
Tijuana*	2,143.4	2,121.8	(1.0%)	8,431.6	8,556.0	1.5%
Los Cabos	710.7	670.9	(5.6%)	2,830.4	2,841.6	0.4%
Puerto Vallarta	720.3	768.7	6.7%	2,841.9	3,123.4	9.9%
Montego Bay	0.1	0.0	(100.0%)	0.1	0.0	(61.3%)
Guanajuato	571.3	573.3	0.3%	2,116.6	2,241.5	5.9%
Hermosillo	561.6	529.9	(5.6%)	2,074.3	2,121.2	2.3%
Kingston	0.5	0.2	(52.8%)	2.9	1.2	(57.7%)
Morelia	181.3	209.8	15.7%	645.9	777.3	20.4%
La Paz	312.0	344.1	10.3%	1,191.9	1,300.0	9.1%
Mexicali	261.8	335.3	28.1%	1,026.9	1,264.5	23.1%
Aguascalientes	169.1	166.4	(1.6%)	636.1	649.6	2.1%
Los Mochis	165.4	182.8	10.5%	577.4	705.7	22.2%
Manzanillo	33.9	37.1	9.5%	128.3	134.7	5.0%
Total	8,991.2	9,373.2	4.2%	34,443.8	36,444.7	5.8%

International Terminal Passengers – 14 airports (in thousands):

Airport	4Q24	4Q25	Change	2024	2025	Change
Guadalajara	1,556.0	1,572.5	1.1%	5,909.1	5,968.7	1.0%
Tijuana*	1,112.2	1,052.8	(5.3%)	4,114.1	4,094.0	(0.5%)
Los Cabos	1,168.7	1,187.8	1.6%	4,657.7	4,688.3	0.7%
Puerto Vallarta	991.1	1,004.5	1.3%	3,961.6	3,824.3	(3.5%)
Montego Bay	1,159.9	624.7	(46.1%)	5,057.0	4,469.0	(11.6%)
Guanajuato	278.9	277.8	(0.4%)	1,052.4	1,059.9	0.7%
Hermosillo	19.9	22.6	13.6%	82.5	81.9	(0.8%)
Kingston	449.4	429.6	(4.4%)	1,774.3	1,840.0	3.7%
Morelia	174.9	205.0	17.2%	658.8	730.7	10.9%
La Paz	5.4	12.1	123.6%	14.1	37.6	166.5%
Mexicali	1.7	2.1	22.2%	7.3	7.6	4.6%
Aguascalientes	83.6	88.8	6.2%	325.7	334.5	2.7%
Los Mochis	1.7	1.8	5.1%	7.8	7.9	0.0%
Manzanillo	24.4	24.2	(1.1%)	90.1	96.5	7.1%
Total	7,027.8	6,506.2	(7.4%)	27,712.5	27,241.0	(1.7%)

*CBX users are classified as international passengers.

Total Terminal Passengers – 14 airports (in thousands):

Airport	4Q24	4Q25	Change	2024	2025	Change
Guadalajara	4,715.9	5,005.2	6.1%	17,848.7	18,696.6	4.8%
Tijuana*	3,255.6	3,174.7	(2.5%)	12,545.8	12,650.0	0.8%
Los Cabos	1,879.4	1,858.7	(1.1%)	7,488.1	7,529.9	0.6%
Puerto Vallarta	1,711.4	1,773.2	3.6%	6,803.5	6,947.7	2.1%
Montego Bay	1,160.0	624.7	(46.1%)	5,057.1	4,469.1	(11.6%)
Guanajuato	850.2	851.1	0.1%	3,169.0	3,301.5	4.2%
Hermosillo	581.4	552.5	(5.0%)	2,156.7	2,203.1	2.1%
Kingston	449.9	429.8	(4.5%)	1,777.2	1,841.2	3.6%
Morelia	356.2	414.8	16.4%	1,304.6	1,508.1	15.6%
La Paz	317.4	356.2	12.2%	1,206.0	1,337.6	10.9%
Mexicali	263.5	337.3	28.0%	1,034.1	1,272.1	23.0%
Aguascalientes	252.7	255.2	1.0%	961.8	984.1	2.3%
Los Mochis	167.1	184.6	10.5%	585.2	713.6	21.9%
Manzanillo	58.3	61.3	5.0%	218.4	231.2	5.9%
Total	16,019.0	15,879.4	(0.9%)	62,156.3	63,685.7	2.5%

*CBX users are classified as international passengers.

CBX Users (in thousands):

Airport	4Q24	4Q25	Change	2024	2025	Change
Tijuana	1,092.3	1,034.1	(5.3%)	4,048.6	4,018.1	(0.8%)

Consolidated Results for the Fourth Quarter of 2025 (in thousands of pesos):

	4Q24	4Q25	Change
Revenues
Aeronautical services	4,959,405	5,585,454	12.6%
Non-aeronautical services	2,150,748	2,436,075	13.3%
Improvements to concession assets (IFRIC-12)	2,517,564	1,873,248	(25.6%)
Total revenues	9,627,717	9,894,778	2.8%

Operating costs
Costs of services:	1,518,017	1,944,858	28.1%
Employee costs	602,964	692,238	14.8%
Maintenance	292,933	435,029	48.5%
Safety, security & insurance	228,903	235,619	2.9%
Utilities	145,671	157,109	7.9%
Business operated directly by us	80,522	94,431	17.3%
Other operating expenses	167,024	330,432	97.8%

Technical assistance fees	218,061	239,849	10.0%
Concession taxes	699,702	765,371	9.4%
Depreciation and amortization	923,444	958,732	3.8%
Cost of improvements to concession assets (IFRIC-12)	2,517,564	1,873,248	(25.6%)
Other (income)	(82,602)	(42,862)	(48.1%)
Total operating costs	5,794,186	5,739,196	(0.9%)
Income from operations	3,833,531	4,155,582	8.4%
Financial Result	(618,028)	(1,141,415)	84.7%
Income before income taxes	3,215,503	3,014,167	(6.3%)
Income taxes	(1,046,324)	(1,222,790)	16.9%
Net income	2,169,179	1,791,377	(17.4%)
Currency translation effect	112,921	(283,884)	(351.4%)
Cash flow hedges, net of income tax	(17,775)	-	(100.0%)
Remeasurements of employee benefit – net income tax	10,024	(14,237)	(242.0%)
Comprehensive income	2,274,349	1,493,256	(34.3%)
Non-controlling interest	(117,440)	(63,992)	(45.5%)
Comprehensive income attributable to controlling interest	2,156,908	1,429,264	(33.7%)

	4Q24	4Q25	Change
EBITDA	4,756,975	5,114,314	7.5%
Comprehensive income	2,274,349	1,493,256	(34.3%)
Comprehensive income per share (pesos)	4.5012	2.9553	(34.3%)
Comprehensive income per ADS (US dollars)	2.4999	1.6413	(34.3%)

Operating income margin	39.8%	42.0%	5.5%
Operating income margin (excluding IFRIC-12)	53.9%	51.8%	(3.9%)
EBITDA margin	49.4%	51.7%	4.6%
EBITDA margin (excluding IFRIC-12)	66.9%	63.8%	(4.7%)
Costs of services and improvements / total revenues	42.2%	37.6%	(10.8%)
Cost of services / total revenues (excluding IFRIC-12)	21.7%	23.0%	6.1%

- Net income and comprehensive income per share for 4Q25 and 4Q24 were calculated based on 505,277,464 shares outstanding as of December 31, 2025, and December 31, 2024, respectively. Figures in U.S. dollar were converted from pesos using an exchange rate of                  Ps. 18.0057 per U.S. dollar, as published by the U.S. Federal Reserve Board (noon buying rate) on December 31, 2025.

- For consolidating the Jamaican airports, an average exchange rate of Ps. 18.3151 per U.S. dollar was used, corresponding to the three-month period ended December 31, 2025.

Revenues (4Q25 vs. 4Q24)

·   Aeronautical services revenues increased by Ps. 626.0 million, or 12.6%.
·   Non-aeronautical services revenues increased by Ps. 285.3 million, or 13.3%.
·   Revenues from improvements to concession assets decreased by Ps. 644.3 million, or 25.6%.
·   Total revenues increased by Ps. 267.1 million, or 2.8%.

The change in aeronautical services revenues was primarily due to the following factors:

  Revenues at the Mexican airports increased by Ps. 892.5 million, or 21.2%, compared to 4Q24. This increase was mainly driven by higher passenger revenues, which rose by Ps. 621.7 million, or 17.1%, reflecting the implementation of the new airport maximum tariffs approved for the 2025–2029 regulatory period, effective as of March 2025, as well as a 2.9% increase in passenger traffic during the quarter.
  Revenues at the Jamaican airports decreased by Ps. 266.4 million, or 35.7%, compared to 4Q24, mainly due to a 34.5% decrease in passenger traffic during the quarter, resulting from the impact of the Hurricane Melissa, as previously described. Additionally, the appreciation of the Mexican peso against the U.S. dollar negatively affected revenue translation, as the average exchange rate moved from Ps. 20.0691 in 4Q24 to Ps. 18.3151 in 4Q25, representing a peso appreciation of 8.7%.

The change in non-aeronautical services revenues was primarily driven by the following factors:

  Revenues at Mexican airports increased by Ps. 366.5 million, or 19.5%, compared to 4Q24. Revenues from businesses operated directly by us increased by Ps. 262.9 million, or 28.3%, mainly driven by the consolidation of revenues from the cargo and bonded warehouse business, which contributed Ps. 129.2 million, or 37.4%, to this growth. Revenues from businesses operated by third parties increased Ps. 102.8 million, or 11.5%, primarily driven by the opening of new commercial spaces and the renegotiation of commercial contracts. The fastest-growing business lines were food and beverage, retail stores, ground transportation, and leasing of space, which together increased by Ps. 92.3 million, or 13.8%. This increase was partially offset by a decrease in timeshares, which declined Ps. 3.9 million, or 5.7%.
  Revenues at the Jamaican airports decreased by Ps. 81.2 million, or 29.5%, compared to 4Q24, primarily due to the decline in passenger traffic resulting from the impact of Hurricane Melissa and the peso appreciation in the 4Q25.
	4Q24	4Q25	Change
Businesses operated by third parties:
Food and beverage	281,075	311,589	10.9%
Car rental	197,765	223,813	13.2%
Retail	171,081	171,425	0.2%
Duty-free	196,043	156,057	(20.4%)
Leasing of space	100,036	97,617	(2.4%)
Timeshares	67,502	63,633	(5.7%)
Other commercial revenues	45,467	56,688	24.7%
Ground transportation	48,827	53,919	10.4%
Communications and financial services	29,143	27,922	(4.2%)
Total	1,136,938	1,162,662	2.3%

Businesses operated directly by us:
Cargo operation and bonded warehouse	383,679	509,613	32.8%
Car parking	178,729	206,898	15.8%
Convenience stores	149,057	171,256	14.9%
VIP Lounges	151,715	168,162	10.8%
Advertising	50,674	75,453	48.9%
Hotel operation	36,531	53,812	47.3%
Access control services	-	25,640	100.0%
Total	950,384	1,210,835	27.4%
Recovery of costs	63,426	62,578	(1.3%)
Total Non-aeronautical Revenues	2,150,748	2,436,075	13.3%

Figures expressed in thousands of Mexican pesos.

‐        Revenues from improvements to concession assets 1

Revenues from improvements to concession assets (IFRIC-12) decreased by Ps. 644.3 million, or 25.6%, compared to 4Q24. The change was composed of:

  Improvements to concession assets at the Company’s Mexican airports, decreased by Ps. 651.9 million, or 29.9%, in line with the investments committed under the Master Development Program for the 2025–2029 period.
  Improvements to concession assets at the Company’s Jamaican airports, which increased by Ps.7.6 million, or 2.3%.

1 Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12). However, this recognition does not have a cash impact or impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed. This is in accordance with the Company’s Master Development Programs in Mexico and Capital Development Programs in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

Total operating costs decreased by Ps. 55.0 million, or 0.9%, compared to 4Q24, mainly due to a Ps. 644.3 million, or 25.6%, decrease in the cost of improvements to concession assets (IFRIC-12). This effect was partially offset by higher technical assistance and concession fees, which together increased by Ps. 87.5 million, or 9.6%; a Ps. 426.8 million, or 28.1%, increase in the cost of services; and a Ps. 35.3 million, or 3.8%, increase in depreciation and amortization. Excluding the cost of improvements to concession assets (IFRIC-12), operating costs increased by Ps. 589.3 million, or 18.0%, compared to 4Q24.

This increase in total operating costs was primarily due to the following factors:

   Mexican airports:

  Operating costs increased by Ps. 162.7 million, or 3.5%, compared to 4Q24, mainly due to higher technical assistance and concession fees, which together increased by Ps. 293.1 million, or 41.6%; a Ps. 439.6 million, or 32.6%, increase in the cost of services; a Ps. 41.5 million, or 5.3%, increase in depreciation and amortization. This effect was partially offset by a Ps. 651.9 million, or 29.9%, decrease in the cost of improvements to the concession assets (IFRIC-12). Excluding the cost of improvements to concession assets (IFRIC-12), operating costs increased by Ps. 814.6 million, or 32.7%.

The change in the cost of services at our Mexican airports during 4Q25 was mainly due to:

  Maintenance increased by Ps. 131.8 million, or 54.6%, compared to 4Q24, mainly due to the opening of new operational areas, airfield maintenance, and the operation of jet bridges by Ps. 42.0 million in the quarter.
  Other operating expenses increased by Ps. 108.1 million, or 56.0%, compared to 4Q24, mainly due to higher consulting services for business acquisition projects totaling Ps. 121.4 million, partially offset by a decrease of Ps. 14.2 million in the allowance for doubtful accounts.
  Employee costs increased by Ps. 92.0 million, or 17.2%, compared to 4Q24 mainly due to an increase in personnel, salary adjustments, and amendments to the Federal Labor Law.
  Utilities increased by Ps. 19.7 million, or 20.4%, compared to 4Q24, mainly due to an increase in the cost of energy in Mexico.

Jamaican Airports:

  Operating expenses decreased by Ps. 217.7 million, or 19.4%, compared to 4Q24, mainly due to a reduction in concession fees of Ps. 205.5 million, or 54.4%; cost of services of Ps. 12.8 million, or 4.9%; and depreciation and amortization of Ps. 6.2 million, or 4.2%. This effect was partially offset by an increase in the cost of improvements to concession assets (IFRIC 12) of Ps. 7.6 million, or 2.3%.

Operating income margin increased from 39.8% in 4Q24 to 42.0% in 4Q25. Excluding the effects of IFRIC-12, the operating income margin declined from 53.9% in 4Q24 to 51.8% in 4Q25. Income from operations increased by Ps. 322.1 million, or 8.4%, compared to 4Q24.

EBITDA margin went from 49.4% in 4Q24 to 51.7% in 4Q25. Excluding the effects of IFRIC-12, EBITDA margin went from 66.9% in 4Q24 to 63.8% in 4Q25. The nominal value of EBITDA increased by Ps. 357.3 million, or 7.5%, compared to 4Q24.

Financial results increased in expenses by Ps. 523.4 million, or 84.7%, going from a net expense of Ps. 618.0 million in 4Q24 to a net expense of Ps. 1,141.4 million in 4Q25. This change was mainly the result of:

  Foreign exchange rate fluctuations, which changed from an income of Ps. 83.8 million in 4Q24 to an income of Ps. 70.1 million in 4Q25, resulting in a foreign exchange decrease of Ps. 13.7 million due to the appreciation of the peso. In addition, the foreign currency translation effect contributed to a Ps. 351.6 million increase in expense compared to 4Q24.
  Interest expense increased by Ps. 368.9 million, or 33.6%, compared to 4Q24, mainly due to an increase in the level of debt.
  Interest income decreased by Ps. 140.7 million, or 35.6%, compared to 4Q24, mainly due to a decrease in the cash and cash equivalents average balance and decrease in the reference rates.

In 4Q25, net and comprehensive income decreased by Ps. 735.9 million, or 32.4%, compared to 4Q24, mainly due to a Ps. 351.6 million increase in foreign currency translation losses versus the same period of last year.

During 4Q25, net income decreased by Ps. 377.8 million, or 17.4%, compared to 4Q24. Income tax for the period increased by Ps. 176.5 million, composed of a Ps. 108.3 million increase in current income tax and a Ps. 68.2 million decrease in deferred tax benefit. This was mainly due to a decrease in the application of tax loss carryforwards for Ps. 80.1 million, compared to 4Q24, and a lower inflation effect, which decreased from 1.5% in 4Q24 to 1.3% in 4Q25.

Consolidated Results for the Twelve Months of 2025 (in thousands of pesos):

	2024	2025	Change
Revenues
Aeronautical services	19,110,068	22,821,818	19.4%
Non-aeronautical services	7,671,766	9,704,090	26.5%
Improvements to concession assets (IFRIC-12)	6,832,541	8,882,633	30.0%
Total revenues	33,614,375	41,408,540	23.2%

Operating costs
Costs of services:	5,214,923	6,490,747	24.5%
Employee costs	2,125,958	2,577,441	21.2%
Maintenance	848,575	1,256,387	48.1%
Safety, security & insurance	831,411	927,048	11.5%
Utilities	542,482	605,959	11.7%
Business operated directly by us	299,539	353,097	17.9%
Other operating expenses	566,958	770,816	36.0%

Technical assistance fees	845,233	971,750	15.0%
Concession taxes	2,715,069	3,817,751	40.6%
Depreciation and amortization	3,061,039	3,751,949	22.6%
Cost of improvements to concession assets (IFRIC-12)	6,832,541	8,882,633	30.0%
Other (income)	(105,076)	(86,404)	(17.8%)
Total operating costs	18,563,729	23,828,426	28.4%
Income from operations	15,050,645	17,580,114	16.8%
Financial Result	(2,934,903)	(3,466,278)	18.1%
Income before income taxes	12,115,742	14,113,837	16.5%
Income taxes	(3,240,302)	(4,113,228)	26.9%
Net income	8,875,441	10,000,609	12.7%
Currency translation effect	1,132,600	(1,014,424)	(189.6%)
Cash flow hedges, net of income tax	(65,302)	4,584	(107.0%)
Remeasurements of employee benefit – net income tax	10,201	9,600	(5.9%)
Comprehensive income	9,952,939	9,000,369	(9.6%)
Non-controlling interest	(385,774)	(366,845)	(4.9%)
Comprehensive income attributable to controlling interest	9,567,167	8,633,524	(9.8%)

	2024	2025	Change
EBITDA	18,111,685	21,332,064	17.8%
Comprehensive income	9,952,939	9,000,369	(9.6%)
Comprehensive income per share (pesos)	19.6980	17.8127	(9.6%)
Comprehensive income per ADS (US dollars)	10.9399	9.8928	(9.6%)

Operating income margin	44.8%	42.5%	(5.2%)
Operating income margin (excluding IFRIC-12)	56.2%	54.0%	(3.8%)
EBITDA margin	53.9%	51.5%	(4.4%)
EBITDA margin (excluding IFRIC-12)	67.6%	65.6%	(3.0%)
Costs of services and improvements / total revenues	36.0%	37.1%	3.2%
Cost of services / total revenues (excluding IFRIC-12)	19.7%	20.0%	1.5%

- Net income and comprehensive income per share for 2025 and 2024 were calculated based on 505,277,464 shares outstanding. U.S. dollar figures were converted from pesos using an exchange rate of Ps. 18.0057 per U.S. dollar, as published by the U.S. Federal Reserve Board (noon buying rate) on December 31, 2025.

- For the purpose of consolidating Jamaican airports, an average exchange rate of Ps. 19.2324 per U.S. dollar was used, corresponding to the twelve months ended December 31, 2025.

Revenues (2025 vs. 2024)

  Aeronautical services revenues increased by Ps. 3,711.8 million, or 19.4%.
  Non-aeronautical services revenues increased by Ps. 2,032.3 million, or 26.5%.
  Revenues from improvements to concession assets increased by Ps. 2,050.1 million, or 30.0%.
  Total revenues increased by Ps. 7,794.2 million, or 23.2%.

The change in aeronautical services revenues comprised primarily of the following factors:

  Revenues at our Mexican airports increased by Ps. 3,624.3 million, or 22.5%, compared to 2024. This increase was mainly driven by the phased implementation, beginning in March 2025, of the new airport tariffs approved for the 2025–2029 regulatory period, as well as a 3.7% increase in passenger traffic during the period. Additionally, the 5.1% depreciation of the peso against the U.S. dollar, on average in 2025 compared to the 2024 average, positively impacted the translation of tariffs denominated in foreign currency.
  Revenues at our Jamaican airports increased by Ps. 87.4 million, or 2.9%, compared to 2024. However, revenues in U.S. dollars decreased by USD$3.3 million, or 2.0%, mainly due to the impact of the hurricane and the resulting reduction in operations. This effect was offset by the depreciation of the Mexican peso against the U.S. dollar, as the average exchange rate moved from Ps. 18.3001 in the January to December 2024 period to Ps. 19.2324 in the same period of 2025, representing a 5.1% depreciation and increasing revenues reported in pesos in 2025.

The change in non-aeronautical services revenues comprised primarily of the following factors:

  Revenues at our Mexican airports in 2025 increased by Ps. 1,981.3 million, or 29.9%, compared to 2024. Revenues from businesses operated directly by us rose by Ps. 1,630.0 million, or 58.1%, primarily driven by the consolidation of the cargo and bonded warehouse business, which increased by Ps. 1,170.1 million, or 167.2%, reflecting six months of contribution since July 2024 and a full year of operations in 2025. Revenues from businesses operated by third parties increased by Ps. 341.7 million, or 9.4%. This was mainly due to the opening of new commercial spaces, and the renegotiation of existing contracts. The business lines that increased the most were food and beverage, retail, duty-free, timeshares, and ground transportation, which together increased by Ps. 302.1 million, or 21.0%. Recovery of costs increased by Ps. 9.6 million, or 5.3%.
  Revenues from the Jamaican airports increased by Ps. 51.0 million, or 4.9%, compared to 2024. Revenues in U.S. dollars decreased by USD$0.2 million, or 0.2%. This effect was offset by the 5.1% depreciation of the Mexican peso against the U.S. dollar.
	2024	2025	Change
Businesses operated by third parties:
Food and beverage	1,160,215	1,317,959	13.6%
Car rental	810,812	856,622	5.6%
Duty-free	749,011	774,832	3.4%
Retail	687,677	736,854	7.2%
Leasing of space
Timeshares
Other commercial revenues	189,560	224,808	18.6%
Ground transportation	183,649	205,071	11.7%
Communications and financial services	109,675	117,955	7.5%
Total	4,550,978	4,926,551	8.3%

Businesses operated directly by us:
Cargo operation and bonded warehouse	837,057	2,016,936	141.0%
Car parking	696,958	757,557	8.7%
Convenience stores	569,556	660,503	16.0%
VIP Lounges	513,655	656,526	27.8%
Advertising	181,459	225,104	24.1%
Hotel operation	83,335	177,027	143.2%
Access control services	-	25,640	100.0%
Total	2,882,020	4,519,294	56.8%
Recovery of costs	238,767	258,245	8.2%
Total Non-aeronautical Revenues	7,671,766	9,704,090	26.5%

Figures expressed in thousands of Mexican pesos.

‐        Revenues from improvements to concession assets 1

Revenues from improvements to concession assets (IFRIC-12) increased by Ps. 2,050.1 million, or 30.0%, compared to 2024. The change was composed of:

  Improvements to concession assets at the Company’s Mexican airports, which increased by Ps. 1,978.4 million, or 31.9%, following investments committed under the Master Development Program for the 2025-2029 period.
  Improvements to concession assets at the Company’s Jamaican airports, which increased by Ps. 71.7 million, or 11.2%.

1 Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12). However, this recognition does not have a cash impact or impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed. This is in accordance with the Company’s Master Development Programs in Mexico and Capital Development Programs in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

Total operating costs increased by Ps. 5,264.7 million, or 28.4%, compared to 2024, primarily due to a Ps. 2,050.1 million, or 30.0%, increase in the cost of improvements to concession assets (IFRIC-12); a combined Ps. 1,229.2 million, or 34.5%, increase in concession fees and technical assistance fees; a Ps. 1,275.8million, or 24.5%, increase in the cost of services; and a Ps. 690.9 million, or 22.6%, increase in depreciation and amortization. Excluding the cost of improvements to concession assets (IFRIC-12), operating costs increased by Ps. 3,214.6 million, or 27.4%.

This increase in total operating costs was primarily due to the following factors:

Mexican airports:

  Operating costs increased by Ps. 5,047.1 million, or 33.6%, compared to 2024, mainly due to a Ps. 1,978.4 million, or 31.9%, increase in the cost of improvements to the concession assets (IFRIC-12); a combined Ps. 1,224.3 million, or 56.0%, increase in technical assistance fees and concession fees; a Ps. 1,198.5 million, or 27.7%, increase in the cost of services; and a Ps. 628.6 million, or 24.7%, increase in depreciation and amortization. Excluding the cost of improvements to concession assets (IFRIC-12), operating expenses increased by Ps. 3,068.7 million, or 34.8%.

The change in the cost of services at our Mexican airports during 2025 was mainly due to:

  Employee costs increased by Ps. 425.1 million, or 22.5%, mainly due to increase in personnel, salary adjustments and changes to the Federal Labor Law, as well as the consolidation of the cargo and bonded warehouse business, which contributed Ps. 148.7 million, comparing six months of operations in 2024 with a full year of operations in 2025.
  Maintenance rose by Ps. 374.9 million, or 55.1%, due to the opening of new operational areas, the operation of jet bridges for Ps. 168.0 million, and the consolidation of the cargo and bonded warehouse business, which contributed Ps. 24.2 million.
  Other operating expenses increased by Ps. 260.6 million, or 33.9%, primarily due to higher consulting services and professional fees related to the development of new projects and, to a lesser extent, travel expenses amounting to Ps. 225.5 million, as well as the consolidation of the cargo and bonded warehouse business, which contributed Ps. 37.5 million.
  Safety, security, and insurance rose by Ps. 69.8 million, or 11.4%, driven by an increase in security personnel, minimum wage significant increases, amendments to the Federal Labor Law, the opening of additional operational areas, and the consolidation of the cargo and bonded warehouse business.

Jamaican Airports:

Operating costs increased by Ps. 217.6 million, or 6.1%, compared to 2024, mainly due to an increase in the cost of services by Ps. 77.3 million, or 8.7%; a Ps. 71.7 million, or 11.2%, increase in the cost of improvements to concession assets (IFRIC-12); an increase in depreciation and amortization by Ps. 62.3 million, or 12.0%; and an increase in concession fees by Ps. 4.9 million, or 0.3%.

Operating income margin went from 44.8% in 2024 to 42.5% in 2025. Excluding the effects of IFRIC-12, the operating income margin went from 56.2% in 2024 to 54.0% in 2025. Income from operations increased by Ps. 2,529.5 million, or 16.8%, compared to 2024.

EBITDA margin went from 53.9% in 2024 to 51.5% in 2025. Excluding the effects of IFRIC-12, EBITDA margin went from 67.6% in 2024 to 65.6% in 2025. The nominal value of EBITDA increased by Ps. 3,220.4 million, or 17.8%, compared to 2024.

Financial results increased expenses by Ps. 531.4 million, or 18.1%, from a net expense of Ps. 2,934.9 million in 2024 to a net expense of Ps. 3,466.3 million in 2025. This change was mainly the result of:

  Foreign exchange fluctuations, which went from an expense of Ps. 119.8 million in 2024 to an expense of Ps. 33.3 million in 2025, resulting in a foreign exchange gain of Ps. 86.5 million due to the depreciation of the Mexican peso. Additionally, the foreign currency translation effect contributed to a Ps. 2,147.0 million increase in expense compared to 2024, due to a 13.8% appreciation of the peso, when comparing the exchange rate of Ps. 20.8857 as of December 31, 2024, with Ps. 18.0057 as of December 31, 2025.
  Interest expense increased by Ps. 355.0 million, or 8.7%, compared to 2024, mainly due to the increase in bond certificates and higher borrowings of bank loans.
  Interest income decreased by Ps. 264.3 million, or 20.5%, compared to 2024, mainly due to a decrease in the cash and cash equivalents average balance and the decrease in the reference rates in 2025.

In 2025, net and comprehensive income decreased by Ps. 952.6 million, or 9.6%, compared to 2024, mainly due to a foreign currency translation effect of Ps. 2,147.0 million, moving from income of Ps. 1,132.6 million to an expense of Ps. 1,014.4 million, partially offset by the increase in EBITDA described above.

During 2025, net income increased by Ps. 1,125.2 million, or 12.7%, compared to 2024, mainly due to the increase in EBITDA, partially offset by higher depreciation and amortization expenses. Income tax expense for the period increased by Ps. 872.9 million, composed of a Ps. 823.2 million increase in current income tax, partially offset by a Ps. 49.7 million decrease in deferred tax benefit.

Statement of Financial Position

As of December 31, 2025, total assets increased by Ps. 6,487.2 million compared to the same period in 2024, mainly due to: (i) an increase in improvements to concession assets of Ps. 7,668.0 million; (ii) an increase in advanced payments to suppliers of Ps. 2,035.5 million; (iii) an increase in trade accounts receivable of Ps. 794.8 million; and (iv) an increase in deferred income taxes of Ps. 627.6 million. This effect was partially offset by decreases in (i) cash and cash equivalents of Ps. 3,012.8 million and (ii) airport concessions of Ps. 882.1 million, among others.

As of December 31, 2025, total liabilities increased by Ps. 6,273.0 million compared to the same period in 2024. This increase was mainly attributable to: (i) an increase in bond certificates of Ps. 7,500.0 million; (ii) accounts payable of Ps. 1,186.9 million; (iii) security deposits received of Ps. 99.3 million; (iv) taxes payable of Ps. 98.3 million; and (v) retirement employee benefit obligations of Ps. 75.5 million. This effect was partially offset by decreases in (i) bank loans of Ps. 2,492.7 million, (ii) income taxes payable of Ps. 149.5 million, and (iii) concession fees of Ps. 103.2 million, among others.

Recent events

Cancellation of the Howard Hamilton International Airport Tender

At the beginning of this year, the Government of the Turks and Caicos Islands announced through its official communication channels the cancellation of the redevelopment project for Howard Hamilton International Airport. The Government indicated that the airport’s long-term objectives will be achieved through an alternative execution model, different from the originally proposed scheme. With this decision, the bidding process in which the Company was participating has concluded.

Information on airport operations in Jalisco

As a result of the events that took place in various locations of the State of Jalisco on February 22, 2026, and in light of the different alerts issued yesterday and today by the various levels of government, Guadalajara and Puerto Vallarta International Airports have remained operational and have been providing services to airlines and passengers.

The situations reported in different areas of the state have not impacted the internal operations of the terminals or security within the airport facilities. The terminals remain under the protection of personnel from the National Guard (GN) and the Ministry of National Defense (SEDENA), as part of ongoing coordination efforts with federal authorities. It is important to clarify that no incidents have been recorded within the facilities, nor have there been any situations posing a risk to passengers, employees, or visitors.

Yesterday, February 22, 120 cancellations were recorded at Guadalajara Airport, 87 at Puerto Vallarta Airport, and two at Manzanillo Airport. Today, February 23, 71 cancellations have been announced in Guadalajara, 47 in Puerto Vallarta, and two in Manzanillo. It is expected that the full flight schedule will be gradually restored in the coming days.

It is important to highlight that the rest of our airports continue to operate normally and have not been affected by flight cancellations.

Guidance growth for 2026

The Company hereby provides its growth outlook for the period from January 1 to December 31, 2026, compared to fiscal year 2025.

This guidance does not include the business combination related to Cross Border Xpress (CBX) and the provision of technical assistance and technology transfer services approved by the Shareholders’ Meeting on December 11, 2025, as the transaction is currently in the process of formalization. Upon completion of the business combination, the Company will inform the market accordingly, including the expected consolidation date in the Company’s financial statements. (For reference, January to December 2025 revenues for CBX totaled USD 158.0 million, with an EBITDA margin of 68.7%. For 2026, revenue growth is expected to range from 9% to11%.)

2026 vs 2025
Passenger traffic	2% - 5%
Aeronautical revenues	9% - 12%
Non-aeronautical revenues	6% - 9%
Total revenues	8% - 11%
EBITDA	8% - 11%
EBITDA Margin	65% + - 1%
CAPEX	Ps. 13.5 billion

  Passenger traffic projection is based on the consolidation of routes developed to date, estimated load factors, and the potential increase in frequencies and seat capacity.
  The growth in aeronautical revenues is based on the implementation of current tariffs for airports in Mexico and Jamaica, as well as expected traffic performance, inflation, and expected exchange rates.
  The growth in non-aeronautical revenues is based on the improvement in contract conditions with third parties and the expansion of business lines operated directly by us, both fundamentally linked to traffic growth and inflation.

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali, and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concessioner Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the Norman Manley International Airport operation in Kingston, Jamaica, and took control of the operation in October 2019.

This press release contains references to EBITDA, a financial performance measure not recognized under IFRS and which does not purport to be an alternative to IFRS measures of operating performance or liquidity. We caution investors not to place undue reliance on non-GAAP financial measures such as EBITDA, as these have limitations as analytical tools and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS. This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations, and the factors or trends affecting financial condition, liquidity, or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends, or results will occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and Article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party responsible for collecting these complaints, is 800 04 ETICA (38422) or WhatsApp +52 55 6538 5504. The website is www.lineadedenunciagap.com or by email at denuncia@lineadedenunciagap.com. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Exhibit A: Operating results by airport (in thousands of pesos):

Airport	4Q24	4Q25	Change	2024	2025	Change
Guadalajara
Aeronautical services	1,390,105	1,702,950	22.5%	5,372,285	6,529,859	21.5%
Non-aeronautical services	336,664	394,671	17.2%	1,317,331	1,470,764	11.6%
Improvements to concession assets (IFRIC 12)	1,167,683	1,247,257	6.8%	2,978,055	3,628,505	21.8%
Total Revenues	2,894,452	3,344,877	15.6%	9,667,672	11,629,128	20.3%
Operating income	1,186,105	1,350,361	13.8%	4,558,825	5,055,168	10.9%
EBITDA	1,346,407	1,587,421	17.9%	5,161,955	5,932,415	14.9%

Tijuana
Aeronautical services	750,623	929,806	23.9%	2,787,018	3,372,198	21.0%
Non-aeronautical services	115,150	138,148	20.0%	521,856	519,130	(0.5%)
Improvements to concession assets (IFRIC 12)	144,332	(26,383)	(118.3%)	394,796	1,131,899	186.7%
Total Revenues	1,010,106	1,041,571	3.1%	3,703,670	5,023,227	35.6%
Operating income	519,313	600,391	15.6%	1,856,737	2,112,738	13.8%
EBITDA	641,310	730,192	13.9%	2,329,453	2,623,556	12.6%

Los Cabos
Aeronautical services	722,814	816,531	13.0%	2,763,264	3,349,711	21.2%
Non-aeronautical services	306,810	319,952	4.3%	1,261,519	1,331,007	5.5%
Improvements to concession assets (IFRIC 12)	132,414	(194,105)	(246.6%)	580,258	423,484	(27.0%)
Total Revenues	1,162,039	942,378	(18.9%)	4,605,041	5,104,203	10.8%
Operating income	696,807	690,523	(0.9%)	2,577,743	2,864,861	11.1%
EBITDA	790,148	794,078	0.5%	2,942,270	3,274,321	11.3%

Puerto Vallarta
Aeronautical services	610,692	728,581	19.3%	2,414,056	2,927,339	21.3%
Non-aeronautical services	137,593	151,261	9.9%	587,407	653,345	11.2%
Improvements to concession assets (IFRIC 12)	414,642	480,008	15.8%	1,529,823	1,990,617	30.1%
Total Revenues	1,162,926	1,359,850	16.9%	4,531,286	5,571,301	23.0%
Operating income	524,141	548,342	4.6%	1,985,498	2,236,152	12.6%
EBITDA	581,879	609,637	4.8%	2,206,473	2,488,532	12.8%

Montego Bay
Aeronautical services	456,530	216,478	(52.6%)	1,871,679	1,809,739	(3.3%)
Non-aeronautical services	216,294	139,163	(35.7%)	826,710	848,880	2.7%
Improvements to concession assets (IFRIC 12)	100,811	94,626	(6.1%)	228,550	258,407	13.1%
Total Revenues	773,636	450,267	(41.8%)	2,926,938	2,917,027	(0.3%)
Operating income	234,140	123,463	(47.3%)	1,016,663	1,017,005	0.0%
EBITDA	319,094	204,207	(36.0%)	1,321,738	1,356,919	2.7%

Exhibit A: Operating results by airport (in thousands of pesos):

Airport	4Q24	4Q25	Change	2024	2025	Change
Guanajuato
Aeronautical services	238,594	279,386	17.1%	917,088	1,120,758	22.2%
Non-aeronautical services	48,086	49,756	3.5%	190,854	196,562	3.0%
Improvements to concession assets (IFRIC 12)	144,954	(32,299)	(122.3%)	311,567	358,366	15.0%
Total Revenues	431,634	296,843	(31.2%)	1,419,509	1,675,687	18.0%
Operating income	190,020	186,734	(1.7%)	717,979	813,994	13.4%
EBITDA	213,222	215,752	1.2%	806,835	919,418	14.0%

Hermosillo
Aeronautical services	137,815	160,491	16.5%	515,477	625,765	21.4%
Non-aeronautical services	29,107	27,701	(4.8%)	116,002	111,025	(4.3%)
Improvements to concession assets (IFRIC 12)	44,616	9,779	(78.1%)	92,854	61,451	(33.8%)
Total Revenues	211,538	197,971	(6.4%)	724,333	798,241	10.2%
Operating income	93,302	92,223	(1.2%)	310,727	355,900	14.5%
EBITDA	118,349	117,698	(0.5%)	411,590	459,013	11.5%

Others(1)
Aeronautical services	651,912	751,231	15.2%	2,469,200	3,086,447	25.0%
Non-aeronautical services	108,282	111,570	3.0%	426,315	462,260	8.4%
Improvements to concession assets (IFRIC 12)	368,113	294,365	(20.0%)	716,638	1,029,903	43.7%
Total Revenues	1,128,307	1,157,167	2.6%	3,612,154	4,578,610	26.8%
Operating income	165,507	205,851	24.4%	727,934	973,703	33.8%
EBITDA	264,113	307,776	16.5%	1,092,860	1,386,170	26.8%

Total
Aeronautical services	4,959,085	5,585,454	12.6%	19,110,067	22,821,817	19.4%
Non-aeronautical services	1,297,987	1,332,221	2.6%	5,247,993	5,592,973	6.6%
Improvements to concession assets (IFRIC 12)	2,517,564	1,873,248	(25.6%)	6,832,541	8,882,633	30.0%
Total Revenues	8,774,635	8,790,923	0.2%	31,190,601	37,297,423	19.6%
Operating income	3,609,334	3,797,888	5.2%	13,752,107	15,429,520	12.2%
EBITDA	4,274,522	4,566,762	6.8%	16,273,174	18,440,344	13.3%

(1)        Others include the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali, Morelia, and Kingston airports.

Exhibit B: Consolidated statement of financial position as of December 31 (in thousands of pesos):

	2024	2025	Change	%
Assets
Current assets
Cash and cash equivalents	13,466,027	10,453,198	(3,012,829)	(22.4%)
Trade accounts receivable - Net	2,696,831	3,491,621	794,790	29.5%
Other current assets	1,294,654	1,279,104	(15,550)	(1.2%)
Total current assets	17,457,512	15,223,923	(2,233,589)	(12.8%)

Advanced payments to suppliers	1,158,227	3,193,702	2,035,475	175.7%
Machinery, equipment and improvements to leased buildings - Net	4,819,107	4,523,041	(296,066)	(6.1%)
Improvements to concession assets - Net	36,612,316	44,280,273	7,667,957	20.9%
Airport concessions - Net	9,622,181	8,740,044	(882,137)	(9.2%)
Rights to use airport facilities - Net	992,238	942,087	(50,151)	(5.1%)
Other acquired rights	2,074,783	1,799,452	(275,331)	(13.3%)
Deferred income taxes - Net	8,128,715	8,756,266	627,551	7.7%
Other non-current assets	787,996	681,487	(106,509)	(13.5%)
Total assets	81,653,075	88,140,275	6,487,200	7.9%

Liabilities
Current liabilities	11,561,848	16,644,339	5,082,491	44.0%
Long-term liabilities	45,469,488	46,660,005	1,190,517	2.6%
Total liabilities	57,031,336	63,304,344	6,273,008	11.0%

Stockholders' Equity
Common stock	1,194,390	1,194,390	-	0.0%
Legal reserve	920,187	238,878	(681,309)	(74.0%)
Retained earnings	16,957,723	18,695,331	1,737,608	10.2%
Reserve for share repurchase	2,500,000	2,500,000	-	0.0%
Foreign currency translation reserve	769,800	(176,030)	(945,830)	(122.9%)
Remeasurements of employee benefit – Net	8,283	17,882.00	9,599	115.9%
Cash flow hedges- Net	(4,584)	-	4,584	(100.0%)
Total controlling interest	22,345,799	22,470,451	124,652	0.6%
Non-controlling interest	2,275,940	2,365,480	89,540	3.9%
Total stockholder's equity	24,621,739	24,835,931	214,192	0.9%

Total liabilities and stockholders' equity	81,653,075	88,140,275	6,487,200	7.9%

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”), as well as the 48.5% held by the shareholders of GWTC.

Exhibit C: Consolidated statement of cash flows (in thousands of pesos):

	4Q24	4Q25	Change	2024	2025	Change
Cash flows from operating activities:
Consolidated net income	2,169,179	1,791,377	(17.4%)	8,875,441	10,000,609	12.7%

Postemployment benefit costs	(9,832)	18,288	(286.0%)	32,846	65,971	100.8%
Allowance expected credit loss	(6,378)	(11,263)	76.6%	24,708	12,136	(50.9%)
Depreciation and amortization	923,444	958,732	3.8%	3,061,039	3,751,949	22.6%
Loss (gain) on sale of machinery, equipment and improvements to leased assets	(3,707)	(4,737)	27.8%	17,615	(3,813)	(121.6%)
Interest expense	1,162,344	1,153,099	(0.8%)	4,206,717	4,462,988	6.1%
Provisions	(312,441)	189,361	(160.6%)	77,867	177,720	128.2%
Income tax expense	1,046,324	1,222,790	16.9%	3,240,302	4,113,228	26.9%
Unrealized exchange loss	(54,495)	(64,037)	17.5%	519,672	(94,639)	(118.2%)
	4,914,438	5,253,610	6.9%	20,056,208	22,486,148	12.1%
Changes in working capital:
(Increase) decrease in
Trade accounts receivable	(229,298)	(391,149)	70.6%	(432,955)	(841,835)	94.4%
Recoverable tax on assets and other assets	(602,912)	79,070	(113.1%)	173,461	32,267	(81.4%)
Increase (decrease)
Concession taxes payable	(364,254)	211,811	(158.1%)	(540,643)	(42,884)	(92.1%)
Accounts payable	1,295,880	(80,802)	(106.2%)	893,037	1,360,790	52.4%
Cash generated by operating activities	5,013,854	5,072,540	1.2%	20,149,107	22,994,486	14.1%
Income taxes paid	(942,698)	57,340	(106.1%)	(3,474,764)	(4,744,746)	36.5%
Net cash flows provided by operating activities	4,071,156	5,129,880	26.0%	16,674,342	18,249,739	9.4%

Cash flows from investing activities:
Machinery, equipment and improvements to concession assets	(2,618,548)	(5,793,649)	121.3%	(7,844,983)	(12,396,949)	58.0%
Cash flows from sales of machinery and equipment	1,676	4,566	172.4%	6,573	7,175	9.2%
Other investment activities	(96,830)	791,104	(917.0%)	(71,070)	137,918	(294.1%)
Business acquisition	-	(19,262)	100.0%	(875,504)	(19,262)	(97.8%)
Net cash used by investment activities	(2,713,702)	(5,017,241)	84.9%	(8,784,984)	(12,271,117)	39.7%

Cash flows from financing activities:
Dividends declared and paid	-	-	0.0%	-	(8,508,872)	100.0%
Dividends paid non-controlling interest	(4,511)	4,677	(203.7%)	(139,996)	(559,551)	299.7%
Capital reduction	(3,501,573)	-	(100.0%)	(7,003,146)	-	(100.0%)
Bond certificates issued	-	-	0.0%	8,648,134	14,500,000	67.7%
Bond certificates paid	-	-	0.0%	(3,000,000)	(7,000,000)	133.3%
Bank loans paid	(4,859,039)	(1,294,450)	(73.4%)	(4,929,881)	(6,982,903)	41.6%
Bank loans	4,783,480	166,626	(96.5%)	5,658,480	4,109,540	(27.4%)
Interest paid on bank loans	(1,071,852)	(1,503,083)	40.2%	(4,177,241)	(4,941,049)	18.3%
Interest paid on lease	(785)	(3,766)	379.7%	(3,695)	(5,540)	49.9%
Payments of obligations for leasing	(14,099)	(13,832)	(1.9%)	(33,292)	(42,180)	26.7%
Net cash flows used in financing activities	(4,707,796)	(2,643,828)	(43.8%)	(5,020,054)	(9,430,555)	87.9%

Effects of exchange rate changes on cash held	988,354	1,314,891	33.0%	541,512	439,105	(18.9%)
Net increase (decrease) in cash and cash equivalents	(2,361,988)	(1,216,298)	(48.5%)	3,410,815	(3,012,829)	(188.3%)
Cash and cash equivalents at beginning of the period	15,828,015	11,669,498	(26.3%)	10,055,211	13,466,026	33.9%
Cash and cash equivalents at the end of the period	13,466,027	10,453,198	(22.4%)	13,466,027	10,453,198	(22.4%)

Exhibit D: Consolidated statements of profit or loss and other comprehensive income (in thousands of pesos):

	4Q24	4Q25	Change	2024	2025	Change
Revenues
Aeronautical services	4,959,405	5,585,454	12.6%	19,110,068	22,821,818	19.4%
Non-aeronautical services	2,150,748	2,436,075	13.3%	7,671,766	9,704,090	26.5%
Improvements to concession assets (IFRIC-12)	2,517,564	1,873,248	(25.6%)	6,832,541	8,882,633	30.0%
Total revenues	9,627,717	9,894,778	2.8%	33,614,375	41,408,540	23.2%

Operating costs
Costs of services:	1,518,017	1,944,858	28.1%	5,214,923	6,490,747	24.5%
Employee costs	602,964	692,238	14.8%	2,125,958	2,577,441	21.2%
Maintenance	292,933	435,029	48.5%	848,575	1,256,387	48.1%
Safety, security & insurance	228,903	235,619	2.9%	831,411	927,048	11.5%
Utilities	145,671	157,109	7.9%	542,482	605,959	11.7%
Business operated directly by us	80,522	94,431	17.3%	299,539	353,097	17.9%
Other operating expenses	167,024	330,432	97.8%	566,958	770,816	36.0%

Technical assistance fees	218,061	239,849	10.0%	845,233	971,750	15.0%
Concession taxes	699,702	765,371	9.4%	2,715,069	3,817,751	40.6%
Depreciation and amortization	923,444	958,732	3.8%	3,061,039	3,751,949	22.6%
Cost of improvements to concession assets (IFRIC-12)	2,517,564	1,873,248	(25.6%)	6,832,541	8,882,633	30.0%
Other (income)	(82,602)	(42,862)	(48.1%)	(105,076)	(86,404)	(17.8%)
Total operating costs	5,794,186	5,739,196	(0.9%)	18,563,729	23,828,426	28.4%
Income from operations	3,833,531	4,155,582	8.4%	15,050,645	17,580,114	16.8%
Financial Result	(618,028)	(1,141,415)	84.7%	(2,934,903)	(3,466,278)	18.1%
Income before income taxes	3,215,503	3,014,167	(6.3%)	12,115,742	14,113,837	16.5%
Income taxes	(1,046,324)	(1,222,790)	16.9%	(3,240,302)	(4,113,228)	26.9%
Net income	2,169,179	1,791,377	(17.4%)	8,875,441	10,000,609	12.7%
Currency translation effect	112,921	(283,884)	(351.4%)	1,132,600	(1,014,424)	(189.6%)
Cash flow hedges, net of income tax	(17,775)	-	(100.0%)	(65,302)	4,584	(107.0%)
Remeasurements of employee benefit – net income tax	10,024	(14,237)	(242.0%)	10,201	9,600	(5.9%)
Comprehensive income	2,274,349	1,493,256	(34.3%)	9,952,939	9,000,369	(9.6%)
Non-controlling interest	(117,440)	(63,992)	(45.5%)	(385,774)	(366,845)	(4.9%)
Comprehensive income attributable to controlling interest	2,156,908	1,429,264	(33.7%)	9,567,167	8,633,524	(9.8%)

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”), as well as the 48.5% held by the shareholders of GWTC.

Exhibit E: Consolidated stockholders’ equity (in thousands of pesos):

	Common Stock	Legal Reseve	Reserve for Share Repurchase	Retained Earnings	Other comprehensive income	Total controlling interest	Non-controlling interest	Total Stockholders' Equity
Balance as of January 1, 2024	8,197,536	478,185	2,500,000	8,787,568	(181,508)	19,781,783	1,162,864	20,944,646
Increase legal reserve	-	442,002	-	(442,002)	-	-	-	-
Capital reduction	(7,003,146)	-	-	-	-	(7,003,146)	-	(7,003,146)
Business acquisition – non-controlling interest	-	-	-	-	-	-	826,787	826,787
Dividends declared non-controlling interest	-	-	-	-	-	-	(99,485)	(99,485)
Comprehensive income:
Net income	-	-	-	8,612,157	-	8,612,157	263,282	8,875,439
Foreign currency translation reserve	-	-	-	-	1,010,107	1,010,107	122,492	1,132,599
Remeasurements of employee benefit – Net	-	-	-	-	10,201	10,201	-	10,201
Reserve for cash flow hedges – Net of income tax	-	-	-	-	(65,301)	(65,301)	-	(65,301)
Balance as of December 31, 2024	1,194,390	920,187	2,499,999	16,957,723	773,499	22,345,799	2,275,940	24,621,739

Balance as of January 1, 2025	1,194,390	920,187	2,500,000	16,957,723	773,499	22,345,799	2,275,940	24,621,739
Decrease legal reserve	-	(681,309)	-	681,309	-	-	-	-
Dividends declared	-	-	-	(8,508,872)	-	(8,508,872)	(277,305)	(8,786,177)
Comprehensive income:
Net income	-	-	-	9,565,171	-	9,565,171	435,438	10,000,609
Foreign currency translation reserve	-	-	-	-	(945,830)	(945,830)	(68,593)	(1,014,423)
Remeasurements of employee benefit – Net	-	-	-	-	9,600	9,600	-	9,600
Reserve for cash flow hedges – Net of income tax	-	-	-	-	4,584	4,584	-	4,584
Balance as of December 31, 2025	1,194,390	238,878	2,500,000	18,695,331	(158,147)	22,470,451	2,365,480	24,835,931

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”), as well as the 48.5% held by the shareholders of GWTC.

As a part of the adoption of IFRS, the effects of inflation on common stock recognized under Mexican Financial Reporting Standards (MFRS) through December 31, 2007, were reclassified as retained earnings because accumulated inflation recognized under MFRS is not considered hyperinflationary according to IFRS. For Mexican legal and tax purposes, Grupo Aeroportuario del Pacífico, S.A.B. de C.V., as an individual entity, will continue preparing separate financial information under MFRS. Therefore, for any transaction between the Company and its shareholders related to stockholders’ equity, the Company must take into consideration the accounting balances prepared under MFRS as an individual entity and determine the tax impact under tax laws applicable in Mexico, which requires the use of MFRS. For purposes of reporting to stock exchanges, the consolidated financial statements will continue to be prepared following IFRS, as issued by the IASB.

Exhibit F: Other operating data:

	4Q24	4Q25	Change	2024	2025	Change
Total passengers	16,019.7	15,877.1	(0.9%)	62,156.8	63,685.6	2.5%
Total cargo volume (in WLUs)	709.2	764.5	7.8%	2,773.3	2,819.3	1.7%
Total WLUs	16,728.8	16,641.5	(0.5%)	64,930.1	66,504.9	2.4%

Aeronautical & non aeronautical services per passenger (pesos)	443.8	505.2	13.8%	430.9	510.7	18.5%
Aeronautical services per WLU (pesos)	296.5	335.6	13.2%	294.3	343.2	16.6%
Non aeronautical services per passenger (pesos)	134.3	153.4	14.3%	123.4	152.4	23.5%
Cost of services per WLU (pesos)	92.2	116.9	26.8%	81.1	97.6	20.4%

WLU = Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

Alejandra Soto Investor Relations and Social Responsibility Officer	asoto@aeropuertosgap.com.mx
Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx +52 33 3880 1100 ext. 20294

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: February 23, 2026	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer